April 5th, 2025

To the Harley-Davidson Board of Directors:

Serving as a Board member for Harley-Davidson, Inc. (the "Company") has been an honor. Harley-Davidson is the rare company with a meaning that stretches beyond its immediate stakeholders, and I have been privileged to be a custodian of this iconic American brand and manufacturer.

As a Board member, I have gone to great lengths to work constructively with the Board and to give management adequate space and support to run the Company. Although I was not involved in the appointment of Jochen Zeitz as CEO, as this pre-dated my time on the Board, I was initially encouraged by his track record of successful brand-building at PUMA, and I supported many aspects of what I felt he was trying to achieve at Harley.

Ultimately, however, it is the role of the Board to provide oversight and enforce accountability. To that end, I wrote a letter to you on Monday, April 1, 2025, with form and content similar to this letter's. I expressed grave concerns about the current state of the Company and recommended specific actions, principally the immediate resignations of Chairman and CEO Jochen Zeitz, Lead Independent Director ("Presiding Director") Tom Linebarger, and long-tenured Board member Sara Levinson.

Unfortunately, thus far we have not made any meaningful progress, which I believe is necessary in order to set the Company on a renewed path to restore trust with key stakeholders and ultimately unlock the Company's full potential. Therefore, I hereby tender my resignation from the Board of Directors of Harley-Davidson.

This letter serves to outline the reasons for my resignation.

The shareholder returns of the Company under current leadership show severe underperformance:

Total Shareholder Return During Tenure			
	Tom Linebarger	Jochen Zeitz	
		Board	CEO
Harley-Davidson	(13%)	(40%)	(17%)
S&P 500	447%	388%	86%
Self Reported Peer Group Average	511%	254%	21%
Underperformance vs Peers	*(524%)*	*(294%)*	*(38%)*

While I am concerned about this severe underperformance, what I am most concerned about are the foundational building blocks that underpin any company's long-term trajectory: culture, transparency and accountability, and the willingness of the Board and management to put the Company first. These concerns have increased exponentially in recent quarters.

Ultimately, these problems begin at the top, with our Chairman/CEO and our Presiding Director, who are responsible for overseeing the Company's operations, and for ensuring Board oversight and accountability, respectively. In addition, our longest-tenured director has been on the Board for nearly 30 years – and has overlapped with our current CEO for 17 years – bringing into question her ability to provide effective independent oversight.

My concerns about the current state of the Company include but are not limited to the following:

The Cultural Depletion of Harley-Davidson

So much of what makes Harley-Davidson special is the opportunity to build community for employees, dealers, customers, and fans of the brand worldwide. Today, the community that Harley-Davidson seeks to build has been decimated at the corporate level, and the extent of this cultural depletion has become more glaring in recent months.

I was aware of the fact that most white-collar Harley-Davidson employees were working remotely most of the time. And while I always questioned the merits of a virtual company, Jochen Zeitz's previous success at running PUMA from a Boston satellite office – coupled with the early-days constraints of a COVID environment – reassured me somewhat.

What I wasn't aware of until recently, however, was just the extent of this white-collar-work-from-home policy. I recently learned that



Over the past five years, the Company has had a revolving door of senior leadership, further depleting Company culture. There have been numerous departures from management's hand-picked senior leadership team, including: the Chief Financial Officer, Chief Commercial Officer, Chief Electric Vehicle Officer, Creative Director, and SVP of Apparel & Licensing. In addition, the turnover and role-changing at the operations and manufacturing-leadership level has been especially chaotic and convoluted.

At its highest levels, Harley-Davidson lacks a winning culture. This is particularly unfortunate for the Company's hard-working employees, whose passion and persistence defines Harley-Davidson. Without an in-person presence, I unfortunately do not see any way to perpetuate the Harley-Davidson culture and community.

Lack of Accountability and Transparency

I am concerned about the Company's lack of accountability and transparency more broadly, both at the Board and management levels.

As it relates to management's relationship with the Board, I have grown increasingly concerned about



Over the past nine months, I have become most concerned about the Company's accountability and transparency in three specific areas:

Product and Commercial Execution

The centerpiece of Jochen's Hardwire strategy was re-investing in Harley-Davidson's core touring and cruiser lines – which had not seen meaningful updates in more than a decade – and restoring the desirability of the Harley-Davidson brand by under-producing relative to demand. I fully supported this part of Jochen's strategy, and in fact it was a central element of my firm's investment thesis.

However, the outcome of Jochen's Hardwire strategy so far is worrying: touring and cruiser unit sales have declined over 20% since 2019, and the dealership network is flooded with excess inventory. When Jochen stepped in as CEO, dealers held 99 days of inventory on average, a level that Jochen intended to reduce. However, the opposite has happened – the dealership network averaged more than 140 days of inventory during 2024. This has negatively impacted desirability, and in 2024, it forced dealers to discount old models rather than focusing on the Company's new Helix products.

I have also grown concerned that Harley-Davidson appears to have a void at the entry level of its product lineup. To be specific, the sales of entry-level products have fallen by nearly 75% since Jochen became CEO. New riders are the lifeblood of our Company, and without a product to attract these customers, I am concerned about our long-term outlook.

[BLACK REDACTION]

Disappearing Dealer Profitability

In the fall of 2024, it became apparent that there was a crisis in our dealer network, with well-publicized dealership closures and [BLACK REDACTION]. In a challenging macroeconomic environment, dealer profitability had been crushed by higher inventory levels and carrying costs, which padded Harley-Davidson's profits – adding to dealer frustration. [BLACK REDACTION]

[BLACK REDACTION]

Robby Starbuck Campaign

In the summer of 2024, Harley-Davidson was targeted by political activist Robby Starbuck. [BLACK REDACTION].

[BLACK REDACTION]

[BLACK REDACTION] I believe that the Company's entire response to this incident was grossly mismanaged. I also believe that the incident may have had a material and lasting impact on customers' relationship with the Harley-Davidson brand, [BLACK REDACTION]

Failure to Put the Company First

I have become very concerned about the lack of meaningful succession planning at the Company, [BLACK REDACTION], the backlash caused by the Robby Starbuck campaign, the fact that commercial and marketing execution has continued to be poor, and the fact that reported financial results had deteriorated.



It seems more appropriate that those actions should be made by the next CEO, who will own the long-term outcomes of any major business decisions.

*****

I still firmly believe in Harley-Davidson's long-term potential, and H Partners remains a large shareholder of Harley-Davidson. We reserve our rights to take any action we deem necessary to continue to represent the best interests of all shareholders. We fully intend to remain significant shareholders and to hold the Board accountable for its actions. Harley-Davidson is a great company with a need for strong, renewed leadership, and I am extremely disappointed with this outcome after offering to work privately and constructively with the Board to address my deep concerns as a director.

The decision to tender my resignation in this manner is not one that I take lightly, and I never thought there would be a point when I felt that I had no choice but to resign from a board due to a fundamental disagreement with that board's policies or practices. However, even in this very process, Company and Board leadership have demonstrated a lack of urgency and seriousness. ██ This is yet another sign of why the refreshment we seek is so critical to the near- and long-term operations of the Company.

I have deep respect for the Harley-Davidson organization and community as a whole. Their hard work, dedication, and deep commitment to this Company and what it represents is inspiring. I remain optimistic that a brighter future for Harley-Davidson is achievable – one that benefits all of its employees, shareholders, dealers, and riders alike.

Sincerely,

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